
RECEIVED
MAR 01 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


OMB APPROVAL
02003895

SEC FILE NUMBER
~~8-51564~~ 8-42095

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Daniel P. Son — (214) 765-1100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✔ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

3/22/02

FOR OFFICIAL USE ONLY

**claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel P. Son, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title



JOY N. DYER
Notary Public, State of Texas
My Commission Expires
June 20, 2004

Joy N. Dyer
Notary Public

This report** contains (check all applicable boxes):

✔ (a) Facing page.
✔ (b) Statement of Financial Condition.
✔ (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
✔ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✔ (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
(j) A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

December 31, 2001

PENSON FINANCIAL SERVICES, INC.

(Non-Confidential Pursuant to Rule 17a-5(e)(3))

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Daniel P. Son
President
Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Penson Financial Services, Inc.

Audited Statement of Financial Condition and Supplemental Information

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Penson Financial Services, Inc.

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of Service Asset Holdings, Inc., as of December 31, 2001. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ernst + Young LLP

Dallas, Texas
February 19, 2002

Penson Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 14,656,704
Reverse repurchase agreements	200,000,000
Receivable from broker-dealers and clearing organizations	37,616,040
Receivable from customers and non-customers	221,008,206
Receivable from correspondents	42,275,266
Securities borrowed	90,636,162
Securities owned, at fair value	14,872,994
Deposits with clearing organizations	27,827,463
Loans receivable from correspondents	3,921,702
Due from affiliates	9,725,073
Furniture and equipment, less accumulated depreciation of $7,981,321	7,096,340
Other assets	1,363,566
Total assets	$670,999,516
Liabilities and Stockholder's Equity	
Payable to broker-dealers and clearing organizations	$ 20,802,491
Payable to customers and non-customers	293,911,050
Payable to correspondents	25,331,082
Securities loaned	175,652,550
Firm loans payable to banks	48,650,155
Customer loans payable to banks	44,100,000
Accounts payable, accrued expenses, and other liabilities	6,393,347
Total liabilities	614,840,675
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	40,044,931
Retained earnings	16,112,910
Total stockholder's equity	56,158,841
Total liabilities and stockholder's equity	$670,999,516

See accompanying notes.

Penson Financial Services, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Nature of Business

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). Through September 1, 2001, the Company was a wholly owned subsidiary of Service Asset Investments, Inc. (SAI). On September 1, 2001, SAI contributed its investments in the Company to Service Asset Holdings, Inc. (SAH) (Parent). Penson Worldwide, Inc. (PWW) is the parent of SAI.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities not readily marketable are valued at fair value as determined by the Company's Board of Directors.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Taxation

The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes*, to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

The Company is included in a consolidated tax return filed by SAI. The Company calculates its tax liability on a stand-alone basis and remits payment to SAI. PWW is obligated to pay the tax liability of the consolidated entity.

Depreciation

Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years.

Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Loans Receivable from Correspondents

Loans receivable from correspondents represents unsecured loans made by the Company to correspondents. In accordance with the loan agreements, the Company generally collects the payment on the loans through withholding correspondent commissions payable.

In accordance with the loan agreements, these loans accrue interest at variable rates. The loans are payable in installments as defined in the loan agreements.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables. Provisions made to this allowance are charged to operations.

Technology Development

All qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized. Costs incurred during the preliminary project stage, post-implementation stage and operation stage are expensed as incurred. Capitalized costs are amortized over the expected service life of the related software, generally three to five years, and are included in furniture and equipment on the statement of financial condition. The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows.

Reclassification

Certain balances from prior years have been reclassified for consistent financial statement presentation.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Segregated Assets

Cash and cash equivalents and reverse repurchase agreements of approximately $208,466,000 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 21,273,288	$ 14,964,077
Receivable from/payable to clearing organizations	16,342,752	5,838,414
Receivable from/payable to dealers	$ 37,616,040	$ 20,802,491

5. Receivable from Customers and Non-Customers

Accounts receivable from customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected in the financial statements.

6. Securities Owned

Securities owned consist of equity investments made in privately held organizations including an investment in NASDAQ. The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. Also included in securities owned as of December 31, 2001, was investments in certificates of deposit, all with an original maturity of greater than 90 days.

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

7. Payable to Banks

As of December 31, 2001, the Company's short-term bank loans consist of four lines of credit. Three of the lines of credit permit the Company to borrow in aggregate up to $65,000,000. The fourth line of credit has no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company has $92,750,155 outstanding at December 31, 2001, under its four existing lines of credit. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 2.5% at December 31, 2001. They are secured primarily by firm inventory and customers' margin account securities, and are repayable on demand.

8. Taxes

For the year ended December 31, 2001, the Company has recognized the following provision for income taxes:

Current expense:	
Federal	$6,149,173
State	590,316
Total current expense	6,739,489
Deferred benefit:	
Federal	(399,411)
State	(38,334)
Total deferred benefit	(437,745)
Total provision	$6,301,744

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A significant portion of the deferred tax asset relates to the allowance for doubtful accounts.

No valuation allowance at December 31, 2001, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

9. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin account securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan from the institution.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

At times, the Company lends money using reverse repurchase agreements. All such loans are collateralized by U.S. Government or U.S. Government-guaranteed securities. The Company generally has such securities deposited in an account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying loan receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable. At December 31, 2001, the Company holds approximately $208,000,000 in U.S. Treasuries as collateral, which guarantees performance by the counterparties with regard to the reverse repurchase agreements.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of non-performance by the customer.

10. Transactions with Related Parties

The Company pays its Parent a management fee that is negotiated between the directors of the Company and its Parent. Management fees in the amount of $2,396,000 were incurred for 2001. At December 31, 2001, approximately $219,000 in management fees is included in other liabilities.

Included in receivable from correspondents is approximately $41,000,000 receivable from Service Asset Management Company (SAMCO), a related entity affiliated through common ownership, for inventory financed by the Company.

Included in due from affiliates are receivables of approximately $400,000 from other broker-dealers related through common ownership.

At December 31, 2001, the Company had a receivable of approximately $7,130,000 from SAI for debt service payments made by the Company on behalf of SAI. The Company also had a receivable from SAI's sole shareholder, Penson Worldwide (PWW), for approximately $2,193,000 that relates to expenses paid by the Company for an initial public offering (IPO) of PWW in 2000. During 2001, PWW unshelved its planned IP0.

The Company has not provided an allowance for these receivables and believes they are fully collectible. SAI and PWW do not have operations. Their ability to repay these receivables is dependent upon the Company being able to make money to dividend to them.

11. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2001, the Company contributed $235,486 to the Plan.

12. Commitments and Contingencies

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate future annual rentals for office space and equipment at December 31, 2001, are listed below:

2002	$ 907,862
2003	926,707
2004	959,185
2005	977,030
2006 and thereafter	3,201,884
Total	$ 6,972,668

Rent expense for 2001 aggregated $1,072,347.

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition.

13. Transactions with Major Customers

For the year ended December 31, 2001, one correspondent accounted for approximately 11% of the Company's total revenues.

14. Net Capital Requirements and Amounts Segregated Under Federal and Other Regulations

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,0000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2001, the Company had net capital of $28,475,545, which represented 4.6% of aggregate debit balances and was $22,466,276 in excess of its required net capital of $6,009,269.

14. Net Capital Requirements and Amounts Segregated Under Federal and Other Regulations (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB Calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2001, the Company had no reserve requirement as a result of the PAIB calculation.

15. Subsequent Events

During January 2002, the Company purchased from a related entity various furniture and equipment for approximately $1,900,000.

Supplemental Information

Penson Financial Services, Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Stockholder's equity	$ 56,158,841
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliates	9,725,073
Loans receivable from correspondents	3,921,702
Unsecured customer accounts	3,881,462
Furniture and equipment, net	7,096,340
Other assets	452,937
Other deductions and charges:	
Aged fails to deliver	685,317
Aged fails to receive	5,822
Net capital before haircuts on securities positions	30,390,188
Haircuts on securities:	
Private equity investments	1,164,643
CD's	750,000
Net capital	$ 28,475,545
Net capital requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	6,009,269
Net capital requirement (greater of above two minimum requirement amounts)	6,009,269
Excess net capital	$ 22,466,276
Net capital in excess of 5% of combined aggregate debit items	$ 13,452,370

Note to Schedule

There is no material difference between the above computation of net capital and the corresponding computation submitted by the Company in Part II of the unaudited form X-17A-5 as of December 31, 2001.

Penson Financial Services, Inc.

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 290,926,243
Monies borrowed collateralized by securities carried for the accounts of customers	44,100,000
Monies payable against customers' securities loaned	148,248,547
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	10,058,839
Credit balances in firm accounts that are attributable to principal sales to customers	532,919
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	–
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	885
Total credit items	$ 493,867,433

Penson Financial Services, Inc.

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

December 31, 2001

Debit Balances

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$ 211,899,954
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	63,237,036
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	5,573,922
Margin required and on deposit with ABN AMRO Chicago Corporation for all option contracts written or purchased in customer accounts	19,752,558
Aggregate debit items	300,463,470
Less 3% for alternative method	9,013,904
Total debit items	$ 291,449,566
Total credit items in excess of total debit items	$ 202,417,867

Note to Schedule

There is no material difference between the above computation of reserve requirements and the corresponding computation submitted by the Company in Part II of the unaudited form X-17A-5 as of December 31, 2001.

Penson Financial Services, Inc.

Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

1)	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ N/A
	A) Number of items	
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ N/A
	A) Number of items	

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

Stockholders and Board of Directors
Penson Financial Services, Inc.

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of Service Asset Investments, Inc.) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate credits, aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's criteria.

This report is intended solely for the use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

Dallas, Texas
February 19, 2002